UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ceres, Inc.

(Name of Subject Company (Issuer))

Roman Merger Sub, Inc.

(Offeror)

a wholly owned direct subsidiary of

Land O’Lakes, Inc.

(Direct Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

156773400

(CUSIP Number of Class of Securities)

Peter Janzen

Senior Vice President, General Counsel and Chief Administrative Officer

Land O’Lakes, Inc.

4001 Lexington Ave. N.

Arden Hills, MN 55126

(651) 375-2012

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN 55402

(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$18,316,722.91	$1,844.49

*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding the sum of (i) 26,889,858 issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Ceres, Inc. (the “Company”), multiplied by the offer price of $0.40 per Common Share; (ii) 2,916 Common Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $0.40 per Common Share, multiplied by $0.167, which is the offer price of $0.40 per Common Share minus the weighted average exercise price for such options of $0.233 per Common Share; (iii) 7,162,292.74, the approximate aggregate amount of Black-Scholes payments payable to holders of certain warrants to purchase Common Shares; and (v) 398 issued and outstanding shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”) of the Company, multiplied by $1,000, which is the offer price of $0.40 per Common Share multiplied by 2,500. The foregoing figures have been provided by the issuer to the offeror and are as of June 27, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,844.49	Filing Party: Roman Merger Sub, Inc. and Land O’Lakes, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 filed with the Securities and Exchange Commission on July 18, 2016 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements, the “Schedule TO”) filed by Land O’Lakes, Inc., a Minnesota cooperative corporation (“Parent”), and Roman Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Ceres, Inc. a Delaware corporation (the “Company”), at a purchase price of $0.40 per Common Share (the “Common Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2016 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth under the caption “Legal Proceedings” in Section 16. “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented in its entirety as follows:

Legal Proceedings. Following the commencement of the Offer, four purported class action lawsuits were filed challenging the proposed transactions. On July 5, 2016, a complaint captioned GARY STRYDER, LEO NGUYEN, and RAJESH JOSHI, Individually and On Behalf of All Others Similarly Situated v. CERES, INC., LAND O’LAKES, INC., ROMAN MERGER SUB, INC., CHERYL P. MORLEY, PASCAL BRANDYS, RICHARD FLAVELL, ROBERT GOLDBERG, and RICHARD HAMILTON, Case No. BC626066 (the “Stryder Action”) was filed. On July 11, 2016, a complaint captioned KNOX VARELA, On Behalf of Himself and All Others Similarly Situated v. CERES, INC., CHERYL P. MORLEY, PASCAL BRANDYS, RICHARD FLAVELL, ROBERT GOLDBERG, RICHARD HAMILTON, LAND O’LAKES, INC. and ROMAN MERGER SUB, INC., Case No. BC626611 (the “Varela Action”) was filed. On July 13, 2016, a complaint captioned BENJAMIN ROBERTS, Individually and on Behalf of All Others Similarly Situated v. CHERYL P. MORLEY, PASCAL BRANDYS, RICHARD FLAVELL, ROBERT GOLDBERG, RICHARD HAMILTON, and CERES, INC., Case No. BC626808 (filed July 13, 2016) (the “Roberts Action”) was filed. Each of the Stryder Action, the Varela Action and the Roberts Action was filed in the Superior Court of the State of California, County of Los Angeles – Central District. On July 15, 2016, a complaint captioned GEORGE ASSAD v. CERES, INC., CHERYL P. MORLEY, PASCAL BRANDYS, RICHARD FLAVELL, ROBERT GOLDBERG, RICHARD HAMILTON, LAND O’LAKES, INC., and ROMAN MERGER SUB, INC., Case 2:16-cv-05218 (the “Assad Action” and collectively, with the Stryder Action, the Varela Action and the Roberts Action, the “Actions”) was filed in the United States District Court for the Central District Court of California, Western Division.

The Stryder Action, the Varela Action and the Assad Action name as defendants the Company, the members of the Company Board, Purchaser and Parent, while the Roberts Action names as defendants the Company and the members of the Company Board. The Stryder Action, the Varela Action and the Roberts Action purport to be class actions brought by stockholders of the Company alleging, among other things, that the members of the Company Board breached their fiduciary duties by approving the Merger Agreement, and the Stryder Action and the Varela Action allege that the Company, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The Varela Action and the Roberts Action also allege that the Schedule 14D-9 omits or misstates certain material information. The Assad Action alleges that, among other things, the Company, the members of the Company Board, Purchaser and Parent violated certain provisions of the Exchange Act and certain of the rules promulgated under the Exchange Act, including an allegation that the Schedule 14D-9 omits or misstates certain material information. The Actions generally seek, among other things, either to enjoin the proposed transactions or to rescind, to the extent implemented, the Merger Agreement. The foregoing is a summary of the complaints and is qualified in its entirety by reference to the complaints, which are on file with the Superior Court of the State of California, County of Los Angeles – Central District and the United States District Court for the Central District Court of California, Western Division, as applicable. If additional similar complaints are filed, absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.

The outcome of the above litigation cannot be predicted with certainty; however, the Company, Parent and Purchaser believe that the lawsuits are without merit and intend to vigorously defend against them. A preliminary injunction could delay or jeopardize the completion of the Offer and the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer and the Merger.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 18, 2016

Roman Merger Sub, Inc.

By:

/s/ Barry Wolfish
Name: Barry Wolfish
Title: Director

Land O’Lakes, Inc.

By:

/s/ Peter Janzen
Name: Peter Janzen
Title: Senior Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 1, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(vi)	Summary Advertisement dated July 1, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(5)(i)	Joint Press Release issued by Ceres, Inc. and Land O’Lakes, Inc., dated as of June 17, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. on June 17, 2016).

(a)(5)(ii)	Presentation to Ceres, Inc. employees on June 17, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. on June 17, 2016).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 16, 2016, among Ceres, Inc., Roman Merger Sub, Inc. and Land O’Lakes, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ceres, Inc. with the SEC on June 17, 2016).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Ceres, Inc. with the SEC on June 17, 2016).

(d)(3)	Confidentiality Agreement, dated February 24, 2016, between Land O’Lakes, Inc. and Ceres, Inc. (incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by Ceres, Inc. with the SEC on July 1, 2016).

(d)(4)	Exclusivity Agreement, dated as of May 17, 2016, between Land O’Lakes, Inc. and Ceres, Inc. (incorporated by reference to Exhibit (e)(8) to the Schedule 14D-9 filed by Ceres, Inc. with the SEC on July 1, 2016).

(g)	Not applicable.

(h)	Not applicable.